Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

June 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Elisabeth Bentzinger

Re:	Mutual Fund & Variable Insurance Trust (“Registrant”) File Nos. 033-11905; 811-05010

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically with regard to Post-Effective Amendment No. 188 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) on April 2, 2019 (Accession No. 0001580642-19-001669) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the registration of the Rational Special Situations Income Fund (the “Fund”), a new series of the Registrant.

As noted in response to Comment 10, and as requested by the SEC staff, the Registrant intends to file an additional post-effective amendment to the Registration Statement relating to the registration of the Fund pursuant to 1933 Act Rule 485(a), which will include the audited financial statements of the predecessor fund attached to this response letter, along with revised versions of the Fund’s Prospectus and SAI reflecting the changes made in response to your comments as described in this letter. In terms of timing, the Registrant is seeking to finalize the registration of the Fund as soon as possible so that it can complete the planned reorganization of the predecessor fund into the Fund and commence operation on July 1, 2019. The Registrant intends to file a request for acceleration along with the planned Rule 485(a) amendment, so we are hopeful that you and the SEC accounting staff will be able to review this response letter and the predecessor fund’s financial statements in a manner that will facilitate the desired timeframe.

Philadelphia | Washington | New York | Chicago

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus

General

1.	Comment: Please update EDGAR with the ticker symbols for the Fund once assigned.

Response:	The Registrant will update EDGAR as requested.

Fee Table, page 2

2.	Comment: Footnote 4 to the fee table states that the Fund’s contractual fee waiver and/or expense reimbursement agreement is in place through April 30, 2020. Please confirm that this agreement will be in place for no less than one year from the effective date of the prospectus pursuant to Instruction 3(e) to Item 3 of Form N-1A.

Response:	The expense limitation arrangement (and related prospectus fee table disclosure) has been revised to reflect the fact that the initial term of the expense limitation agreement will run through April 30, 2021, which is more than one year from the effective date of the prospectus.

3.	Comment: In the last sentence of footnote 4 to the fee table, please revise the disclosure to make clear that the Fund’s expense ratio after any recapture of expenses previously waived or reimbursed will not exceed either (i) the expense limit in place at the time the expenses were waived or reimbursed and (ii) the expense limit in place at the time of the recapture.

Response:	The Fund's existing footnote 4 disclosure has been revised in response to the comment as follows: "Under certain conditions, the Advisor may recapture management fees that it waived or Fund expenses that it paid under this agreement for a period of three years after the fees were waived or expenses paid, if the recapture can be achieved without causing the Fund's expense ratio to exceed (i) the expense limit in effect at the time the fees were waived or expenses paid, or (ii) the expense limit in place at the time of the recapture.

Principal Investment Strategies, pages 3-4

4.	Comment: The prospectus states that the Fund will invest primarily in mortgage-backed securities and may also invest in collateralized debt obligations (“CDOs”) and collateralized loan obligations (“CLOs”). Please confirm supplementally that the Fund will meet the 15% limit on illiquid investments prescribed under the 1940 Act. Please also explain supplementally how the Fund intends to comply with the liquidity requirements applicable to open-end funds under the 1940 Act. In your explanation, please discuss if any investments the Fund will consider liquid were previously characterized as illiquid, restricted or Level 3 assets when held by the predecessor fund. If so, please identify the investment(s) and provide the basis for the recharacterization. In addition, please confirm supplementally that the Fund has completed a liquidity risk assessment consistent with the requirements of Rule 22e-4 under the 1940 Act. Will the Fund need to modify its portfolio in order to come into compliance with Rule 22e-4, and, if so, in what ways?

Response:	The Registrant confirms that the Fund will meet the 15% limit on illiquid investments under the 1940 Act. The Registrant completed a prelaunch liquidity assessment/classification process for the Fund's portfolio holdings, using the procedures, including a third party liquidity classification vendor, as contemplated in the Fund's liquidity risk management program adopted under 1940 Act Rule 22e-4, through which it was determined that 92.4% of the current portfolio is comprised of highly liquid investments, and there is only one illiquid holding in the portfolio. No modifications of the portfolio or investment strategy will be required in order to comply with the liquidity requirements applicable to mutual funds under the 1940 Act. None of the anticipated portfolio holdings that will be characterized as liquid were previously characterized as illiquid in the predecessor fund. Although securities in the predecessor fund's portfolio have been conservatively classified as Level 3 for fair valuation and financial statement reporting purposes, the investments will be valued using both Level 2 and level 3 inputs and the Registrant does not anticipate any difficulties with the ongoing fair value determination or liquidity of the portfolio.

5.	Comment: The Fund’s name includes “special situations.” Please consider whether this term subjects the Fund to Rule 35d-1 under the 1940 Act. If subject to Rule 35d-1, please disclose in the prospectus an 80% policy pursuant to Rule 35d-1 to invest in “special situations” investments and clearly define what “special situations” means. Please also explain how the 80% policy aligns with the Fund’s strategy to invest primarily in mortgage-backed securities, CDOs and CLOs.

Response:	The Registrant does not believe that Rule 35d-1 applies because the term “special situations” refers to a strategy of the Fund, rather than a type of investment. Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. In the releases proposing and adopting Rule 35d-1, the SEC staff indicated that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “special situations” in the Fund’s name refers to the Fund’s investment strategy pursuant to which the Sub-Advisor seeks to identify inefficiencies and technical or structural flaws in the underlying legal and technical structures of certain debt issuances, which provide opportunities for capital appreciation. The Registrant further notes that there are a number of other funds with “special situations” in their names similarly operating without a Rule 35d-1 80% policy (see, e.g., First Investors Special Situations Fund, a series of First Investors Equity Funds, publically available at https://www.sec.gov/Archives/edgar/data/886048/000089843219000114/a485bpos.htm; First Investors Life Series Special Situations Fund, a series of First Investors Life Series Funds, publically available at https://www.sec.gov/Archives/edgar/data/770906/000089843219000741/a485bpos.htm; and MML Special Situations Fund, a series of MML Series Investment Fund II, publically available at https://www.sec.gov/Archives/edgar/data/1317146/000114420419022430/tv515404_485bpos.htm). In response to this comment, the Registrant will revise the investment process disclosure to clarify that the Sub-Advisor seeks to identify and exploit the “special situations” discussed above.

6.	Comment: In the second paragraph of the Fund’s principal investment strategies on page 2, the prospectus states that the Fund “may invest without limitation in distressed debt securities and other debt securities rated below investment grade.” Please clarify if these investments include defaulted securities and also disclose the percentage of the Fund’s assets invested in high yield, distressed and defaulted securities.

Response:	The investments contemplated by the quoted disclosure do not include defaulted securities. The Fund will invest a significant percentage of its assets in non-agency mortgage-backed or asset-backed securities that are rated below investment grade, and where some portion of the underlying collateral may include loans that are delinquent or defaulted. However, these securities, unlike traditional bonds, are non-recourse securities that typically do not go into default when the underlying collateral is impaired. Instead, ratings agencies evaluate the underlying collateral for the mortgage/asset-backed securities when assigning credit ratings. Similarly, investors, including the Fund’s sub-adviser, evaluate the underlying collateral in order to evaluate the credit quality, risk characteristics and return potential of the particular security, and these same characteristics are typically reflected in the value of such securities. In some cases, the Fund may invest in “insured bonds,” which are non-agency mortgage/asset backed securities with underlying collateral that would be insufficient to pay a return on the investment, but where insurance company credit enhancements provide the desired return. The Fund may also invest in

“zero balance bonds” which have a principal balance that has been reduced to zero, but still has an opportunity to receive future distributions. So, while as much as 95% of the Fund’s portfolio investments is expected to be below investment grade, these investments should not be considered defaulted securities. Finally, the anticipated yield on the Fund’s investments will vary such that some investments will be considered high yield and some will not. The Registrant believes that the risk disclosures in the Fund’s prospectus and statement of additional information are appropriate given the Fund’s investment objectives and strategies.

7.	Comment: The Fund may invest in derivatives. If derivatives will be counted towards the Fund’s 80% policy (see Comment 5 above), please disclose that derivatives will be valued on a mark-to-market basis for Rule 35d-1 purposes.

Response:	The Fund will not have an 80% policy.

8.	Comment: The prospectus states that the Fund may use total return swaps and credit spread options. Please ensure that corresponding risk disclosure for these instruments is included in the prospectus.

Response:	The disclosure has been revised to include the corresponding risk disclosure.

Principal Investment Risks, pages 4-9

9.	Comment: Please provide principal risk disclosure in order of relevance/importance and not in alphabetical order.

Response:	The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Performance, pages 9-11

10.	Comment: Please include the predecessor fund’s financial statements and final performance figures in a subsequent post-effective amendment filed under Rule 485(a).

Response:	The predecessor fund's financial statements are included as an appendix to this letter, and will be filed as an Appendix to the Fund's Statement of Additional Information in a forthcoming amendment to the Registrant’s registration statement for the Fund filed under 1933 Act Rule 485(a). Please note that the predecessor fund no longer has any investment in, or capital commitment obligation to, the Long Term Insured Credit Fund,

LLC referenced in Note 6 of the predecessor fund financial statements for the year ended December 31, 2018. The Registrant expects to request acceleration of the effectiveness of the Fund's registration in connection with the 485(a) filing, to keep the product launch on target for July 1, 2019.

11.	Comment: Please provide the below information supplementally regarding the predecessor fund.

a.	Please describe the background of the predecessor fund. When and why was it created and upon what exclusion from registration under the 1940 Act did it rely?

Response: The predecessor fund was organized in 2009 in order to provide investors with access to the predecessor fund adviser's (which will be the Fund's sub-adviser) capabilities in managing assets according to the investment strategy that will be used for the Fund, which is the same investment strategy used for the predecessor fund. The predecessor fund operates under the exclusion from the definition of investment company in Section 3(c)(1) of the 1940 Act.

b.	Please state whether the predecessor fund’s investment adviser manages other funds materially equivalent to the predecessor fund and, if so, whether those other funds have been converted to registered investment companies. If not, why not?

Response: The predecessor fund's investment adviser has not, and does not, manage other funds materially equivalent to the predecessor fund.

c.	To the extent there are any materially equivalent funds advised by the predecessor fund’s investment adviser that had lower performance than the predecessor fund, please explain why the predecessor fund was chosen to convert to a registered investment company and not the other materially equivalent funds.

Response: N/A

d.	State whether the predecessor fund could comply with the requirements of Subchapter M of the Internal Revenue Code.

Response: The predecessor fund could comply with the requirements of Subchapter M of the Internal Revenue Code.

12.	Comment: The second sentence of the second paragraph under “Performance” refers to performance being shown since the “Fund’s inception.” Please clarify this disclosure to make clear this refers to the predecessor fund’s inception.

Response: The requested revision has been made. As noted in response to comment 14, the Predecessor Fund’s performance will be recalculated to be shown net of the Fund’s anticipated gross expense ratio. The second and third paragraphs under “Performance” are being replaced as shown below:

Current Language:

The bar chart and performance table below show the variability of the Fund’s returns, which is some indication of the risks of investing in the Fund. The bar chart shows the performance of the Fund’s Institutional Shares for each full calendar year since the Fund’s inception. The performance table compares the performance of the Fund’s Shares over time to the performance of a broad-based market index.

The Fund’s performance provided below (for periods prior to the commencement of the Fund’s operations) is that of the Predecessor Fund, which includes all of the Predecessor Fund’s actual fees and expenses over various periods ended December 31, 2018, as adjusted to include the applicable sales loads of each class of Shares of the Fund. The performance of the Predecessor Fund has not been restated to reflect the fees, estimated expenses and fee waivers and/or expense limitations applicable to each class of Shares of the Fund. If the performance of the Predecessor Fund had been restated to reflect the applicable fees and expenses of each class of Shares of the Fund, the performance may have been lower.

Revised Language:

The Fund is a newly registered mutual fund and does not have a full calendar year of performance as a mutual fund. Prior performance shown below is for the Predecessor Fund, adjusted to reflect the Fund’s gross annual fund operating expenses and the applicable sales loads of each class of Shares of the Fund. The bar chart and performance table below show the variability of the Predecessor Fund’s returns, which is some indication of the risks of investing in the Fund. The bar chart shows the performance of the Predecessor Fund for each full calendar year since its inception. The performance table compares the Predecessor Fund’s performance over time to the performance of a broad-based market index as well as an index reflecting the performance of mortgage pass-through securities guaranteed by Ginnie Mae (GNMA), Fannie Mae (FNMA) and Freddie Mac (FHLMC).

13.	Comment: The last sentence of the second paragraph under “Performance” refers to the comparison of the Fund’s performance to that of a broad-based index. Because the performance table includes performance for an additional index, please revise this sentence to include information for such additional index pursuant to Instruction 2(b) to Item 4 of Form N-1A.

Response:	The requested revision has been made.

14.	Comment: Please explain whether the predecessor fund performance information is shown on a gross or net basis, and if net, whether it includes all of the predecessor fund’s actual fees and expenses.

Response:	As originally filed, the predecessor fund performance was shown on a net basis, which reflected gross performance less all relevant predecessor fund operating expenses, including management and performance fees. The disclosure has been revised to represent the predecessor fund’s gross performance, less the Fund's anticipated gross annual expense ratio (before expense limitation arrangements). This change was made because the Fund's proposed annual expense ratio exceeded the annual expenses of the predecessor fund. The disclosure is consistent with the requirements of the Quest For Value Dual Purpose Fund, Inc. no action letter (publicly Available February 28, 1997).

15.	Comment: Please provide the Fund’s (predecessor fund’s) year-to-date performance.

Response:	The requested disclosure has been provided for the three month period ended March 31, 2019, consistent with the typical prospectus disclosure requirements.

16.	Comment: Please reconcile the 2018 performance shown in the bar chart versus the 1-year performance shown in the average annual total returns table.

Response:	The disclosure has been reconciled as requested. The negative 2018 performance shown in the bar chart was incorrect, and the actual performance now being shown (after the adjustment described in response to comment 14) is 10.12%.

17.	Comment: Please confirm supplementally that the Fund has the records necessary to support the calculations of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:	The Registrant confirms that the predecessor adviser and the Registrant have the records necessary to support the calculations of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Portfolio Managers, page 11

18.	Comment: Please disclose the date the portfolio managers began managing the Fund.

Response:	The requested disclosure has been provided.

Additional Information about the Fund’s Investment Strategies and Related Risks, pages 11-38

19.	Comment: We note that the statutory (Item 9) discussion of the Fund’s investment strategies and risks duplicates the summary prospectus (Item 4) disclosure. According to Form N-1A, the disclosure required by Item 4(a) should be a summary of the Item 9 disclosure. It is the staff’s position that repetition of substantially the same or identical information in Item 4 and Item 9 indicates that the Fund did not provide a summary in Item 4 as required by Form N-1A. Please revise the disclosure in light of the staff’s position in this regard.

Response:	The disclosure has been revised as requested.

20.	Comment: The prospectus states on page 13 under “Non-Principal Investment Strategy” that the Fund may invest in other investment companies. If the Fund adopts an 80% policy under Rule 35d-1 (see Comment 5), please disclose that the Fund will consider its investments in other investment companies when determining compliance with its 80% policy.

Response:	N/A

21.	Comment: We note that the Item 9 risk chart preceding the discussion of the Fund’s risks indicates that every risk listed is either principal or non-principal. Please confirm that the Fund is exposed to all of the risks included in the chart or remove the risks that are not relevant to the Fund, as risk disclosure that is not relevant to the Fund is not helpful to investors.

Response:	In response to the Staff’s comments, the Registrant has revised the risk chart to make corrections regarding whether risks are principal or non-principal. Although the prospectus currently only covers the Fund, the Fund will be part of a larger fund complex and the Registrant intends to include the Fund in a joint/combined prospectus and statement of additional information that includes other funds. Therefore, once the Fund is included into the joint/combined prospectus format, certain risks may be listed with an indication that they are inapplicable to the Fund.

22.	Comment: Please reconcile the designation of call options risk as principal in the risk chart when it is not included in the Fund summary.

Response:	The disclosure has been reconciled.

23.	Comment: Please reconcile the designation of new sub-advisor risk as non-principal in the risk chart when it is included in the Fund summary.

Response:	The disclosure has been reconciled as requested. The new sub adviser risk is shown as a principal risk.

24.	Comment: The real estate/REIT risk is designated as principal in the risk chart, but only real estate risk is included in the Fund summary. Please reconcile the designation of the REIT portion of the risk as principal in the risk chart.

Response:	The disclosure has been reconciled.

Statement of Additional Information (“SAI”)

25.	Comment: The last sentence of the second paragraph on page 1 states that certain information in the SAI is that of the predecessor fund. When an unregistered fund converts to a registered fund, the registered fund is considered a new fund under Form N-1A and, as such, does not need to disclose any predecessor fund information other than the adopted financial statements and performance of the predecessor fund (i.e., the Fund does not need to include information regarding the trustees’ and officers’ ownership of predecessor fund shares, etc.). Please revise the SAI accordingly.

Response:	The requested revisions have been made.

26.	Comment: The second paragraph on page 2 following the list of fundamental investment restrictions states the Fund’s position that privately issued mortgage-related securities or any asset-backed securities do not represent interests in any particular “industry” or group of industries for purposes of the Fund’s fundamental restriction on concentration. The staff believes the Fund’s position conflicts with Section 8(b)(1)(E) of the 1940 Act by allowing the Fund freedom to concentrate. The staff does not believe it is consistent with Section 13(a) of the 1940 Act to categorically exclude mortgage-backed securities or asset-backed securities from an industry or group of industries, as concentrating in those respective securities subjects investors to risks common to an industry.

Response:	The Registrant has revised the concentration policy to remove the carveout for private mortgage-backed securities, and the Fund will concentrate its investments in such securities.

With regard to asset-backed securities, the Registrant respectfully submits that its current concentration policy and related disclosure is consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires an investment company ( “fund”) to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specify how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the SEC No-Action Letters issued to Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust, each dated July 8, 2013, the SEC stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.” (See Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013)).

In particular, the SEC has noted in a release on asset-backed securities (the “ABS Release”) that with regard to asset-backed securities, the issuers of such asset-backed securities are fundamentally different from corporate securities and operating companies. As the SEC explained, “In offering […] [asset-backed securities], there is generally no business or management to describe. Instead, information about the transaction structure and the characteristics and quality of the asset pool and servicing is often what is most important to investors.” As such, with regard to asset-backed securities, the fundamental focus should be on the nature of the pool assets. As this language demonstrates, the SEC has acknowledged that asset-backed securities are fundamentally different from corporate securities or operating companies, do not fall within a specific industry categorization and are themselves composed of securities from a variety of industries.

The Registrant believes that if it were to treat asset-backed securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Registrant believes that its disclosed position regarding the treatment of asset-backed securities for purposes of the Fund’s industry concentration policy is therefore reasonable and appropriate and respectfully declines to revise the disclosure relating to asset-backed securities.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.

J. Stephen Feinour, Jr.

Appendix

ESM FUND I, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

LONG TERM INSURED CREDIT FUND, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2018

CONTENTS

Report of Independent Auditors	1-2

Financial Statements

Statement of Financial Condition	3

Statement of Operations	4

Statement of Changes in Partners’ Capital	5

Statement of Cash Flows	6

Notes to Financial Statements	7-16

Schedule of Investments	17-22

Sandler & Company, P.C. Certified Public Accountants and Advisors 144 Gould Street, Suite 204, Needham, MA 02494	Tel. (781) 455-1480 Fax. (781) 455-6239 www.sandlercpa.com

Report of Independent Auditors

To the Managing Members

ESM Management LLC

Newton, Massachusetts

We have audited the accompanying financial statements of ESM Fund I, L.P., which comprise the statement of financial condition, including the schedule of investments, as of December 31, 2018, and the related statements of operations, changes in partners’ capital, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Massachusetts     |     Cayman Islands     |     New York

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ESM Fund I, L.P. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Comparative Information for 2017

The statement of changes in partners’ capital for the year ended December 31, 2018 is presented for comparative purposes together with changes in partners’ capital for the year ended December 31, 2017. We previously audited the financial statements of ESM Fund I, L.P. as of December 31, 2017 and for the year then ended, and our audit report dated April 27, 2018 was unqualified. The presentation of changes in partners’ capital for the year ended December 31, 2017 included in the current year financial statements has been taken from and is consistent with the 2017 financial statements.

Needham, Massachusetts
April 17, 2019

ESM FUND I, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Investments in securities, at fair value (amortized cost $17,450,192)	$23,436,617
Deposits with broker	3,258,235
Cash at bank	550,259
Principal and interest payments due	87,342

Total assets	$27,332,453

LIABILITIES AND PARTNERS’ CAPITAL

Liabilities:
Accounts payable and accrued expenses	$29,000
Accrued management fees	57,234
Withdrawal payable	293

Total liabilities	86,527

Partners’ capital	27,245,926

Total liabilities and partners’ capital	$27,332,453

The accompanying notes are an integral part of these financial statements.

ESM FUND I, L.P.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Investment income - interest	$1,179,965

Expenses:
Management fees	218,364
Audit fees	19,500
Legal fees	11,600
Administrator fees	14,400
Other expenses	1,292

Total expenses	265,156

Net investment income	914,809

Realized and unrealized gains and losses on investments:
Net realized gains and losses	1,243,372
Net change in unrealized gains and losses	607,124

Net realized and unrealized gains and losses on investments	1,850,496

Net increase in partners’ capital resulting from operations	$2,765,305

The accompanying notes are an integral part of these financial statements.

ESM FUND I, L.P. STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
YEAR ENDED DECEMBER 31, 2018
WITH COMPARATIVE INFORMATION FOR
YEAR ENDED DECEMBER 31, 2017

	Total	General Partner	Limited Partners

Partners’ capital at December 31, 2016	$21,137,884	$1,154,215	$19,983,669

Year ended December 31, 2017

Capital contributions	507,380	207,380	300,000

Capital withdrawals	(751,539)	—	(751,539)

Increase in partners’ capital from operations:
Net investment income	829,475	63,112	766,363
Net realized gains and losses	1,399,406	85,023	1,314,383
Net change in unrealized gains and losses	1,147,230	70,717	1,076,513

Net increase in partners’ capital from operations	3,376,111	218,852	3,157,259

Partners’ capital at December 31, 2017	24,269,836	1,580,447	22,689,389

Year ended December 31, 2018

Capital contributions	210,785	210,785	—

Increase in partners’ capital from operations:
Net investment income	914,809	79,956	834,853
Net realized gains and losses	1,243,372	87,457	1,155,915
Net change in unrealized gains and losses	607,124	38,251	568,873
Net increase in partners’ capital from operations	2,765,305	205,664	2,559,641

Partners’ capital at December 31, 2018	$27,245,926	$1,996,896	$25,249,030

The accompanying notes are an integral part of these financial statements.

ESM FUND I, L.P.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities
Net increase in partners’ capital resulting from operations		$2,765,305
Adjustments to reconcile net increase in partners’ capital resulting from operations to net cash provided by operating activities:
Net change in unrealized gains and losses		(607,124)
Net realized gains and losses		(1,243,372)
Accrual of interest income		(1,165,398)
Purchases of investments		(6,750,245)
Proceeds from sales of investments		1,385,771
Principal and interest payments received		6,277,287
Capital contribution for proposed LTIC investment		(3,000,000)
Return of capital contribution for proposed LTIC investment		3,000,000
Changes in operating assets and liabilities:
Principal and interest payments due		(20,870)
Accounts payable and accrued expenses		(3,600)
Accrued management fees		7,579
Total adjustments		(2,119,972)

Net cash provided by operating activities		645,333

Cash flows from financing activities:
Capital contributions received		210,785
Partner withdrawals paid		(3,539)
Net cash provided by financing activities		207,246

Net increase in cash		852,579
Cash at beginning of period		2,955,915
Cash at end of period		$3,808,494

	December 31, 2017	December 31, 2018
Cash on Cash Flow statement consists of:
Deposits with broker	$1,986,437	$3,258,235
Cash at Bank	969,478	550,259
	$2,955,915	$3,808,494

The Fund records interest income on the accrual basis, with corresponding increase to the amortized cost basis of the securities. Cash collected from borrowers is applied to reduce amortized cost of securities, with no separate accounting for cash applied to accrued interest or principal. Total cash collected from borrowers during the year exceeded the $1,165,398 amount of interest income accrued during the year.

The accompanying notes are an integral part of these financial statements.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1.	Nature of Operations

ESM Fund I, L.P. (the “Fund”) was organized as a limited partnership in 2009, pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act. Limited partnership interests are sold on a continuing basis through private offerings to institutional investors as well as selected high net-worth individuals.

The investment objective of the Fund is to provide capital appreciation by investing primarily in non-agency residential mortgage backed securities (“MBS”), taking advantage of perceived mispricings within the market, particularly those which were originally rated AAA. Non-agency MBS are securities backed by pools of residential mortgages which are not insured by government sponsored enterprises or agencies.

The Fund’s general partner is ESM Management LLC, a Delaware limited liability company. The managing members of the general partner are Eric S. Meyer and William R. Van de Water, who are responsible for making all investment decisions on behalf of the Fund.

The Fund is not required to register with the Securities Exchange Commission as an investment company because it has fewer than 100 investors.

2.	Significant Accounting Policies

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America that are applicable to investment companies. (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the general partner to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	Significant Accounting Policies – continued

Cash at Bank and Deposits with Broker

Cash at bank consists of checking accounts which are available for withdrawal at any time.

Deposits with broker include cash accounts and money market funds at the Fund’s broker that are available for immediate withdrawal.

Valuation of Investments

The Fund values investments in securities at fair value. Substantially all of the Fund’s investments are MBS that are not actively traded and consequently do not have readily determinable market values. Fair value for these investments is determined by the Fund’s management using analytical tools such as relative value to other securities, yield analysis and reviewing recent transactions of comparable securities between willing market participants while adjusting for changes in current market conditions. In each analysis, items such as prevailing interest rates, forward yield curve, prepayment speeds, probable outcomes, and, if available, recent market transactions or negotiations related to similar or comparable securities are considered for reasonableness. These estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Fair Value

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between willing market participants at the measurement date. In determining fair value, the Fund uses various valuation approaches. A hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Fund. Unobservable inputs reflect the Fund’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	Significant Accounting Policies – continued

Fair Value (continued)

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Fund has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on one or more of the following: quoted prices in active markets for securities which are not identical to those being valued; quoted prices for securities in markets which are not active; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Determination of Level 3 valuations requires a significant amount of judgment by management. The Fund’s investments are valued using both Level 2 and Level 3 inputs. Because the Level 3 inputs are significant to the overall fair value measurement, all of the Fund’s investments are classified as Level 3 valuations.

Investment Transactions and Related Income

All MBS held by the Fund currently have been purchased at a discount from the face amount. At the time of purchase, the Fund estimates the amount and timing of cash which will be received from a particular security over its expected repayment period, including both interest and principal payments. The estimate includes the effects of expected defaults, liquidation losses, and prepayments in the underlying portfolio of mortgage loans. An interest rate is determined which equates the expected future cash flows with the purchase price. Interest income is recognized during each accounting period by accruing interest using the interest rate determined as above, multiplied by the amortized cost of the security. The interest accrual is applied to reduce the discount and thereby increase the amortized cost of the security. All cash received from the security is applied to reduce the amortized cost, including payments designated by the servicing agent as interest and as principal. The balance of amortized cost thus represents the original purchase price, plus all accrued interest, minus all cash received from a security. Interest rates used in accruing interest income may be adjusted if the estimates of future cash flows change.

LONG TERM INSURED CREDIT FUND, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	Significant Accounting Policies – continued

Investment Transactions and Related Income (continued)

Securities are adjusted to fair value at the end of each accounting period. The difference between the fair value and the amortized cost is treated as unrealized gains and losses. Changes in unrealized gains and losses are recognized in income. If a security is sold, the difference between the proceeds and the amortized cost is treated as a realized gain or loss.

Income Taxes

The Fund prepares U.S. and state partnership tax returns and reports to the partners their allocable shares of the Fund’s income, expenses, and trading gains or losses. No provision for income taxes has been made in these financial statements because each partner is individually responsible for reporting income or loss based on its respective share of the Fund’s income and expenses as reported for income tax purposes.

The Partnership recognizes unrealized gains and losses on investments for financial statement purposes but not for income tax purposes. The difference between the Partnership’s basis in its assets and liabilities for financial statement and for income tax purposes is the net unrealized gains and losses on investments.

The Fund files tax returns as prescribed by the laws of the jurisdiction in which it operates. In the normal course of business, the Fund is subject to examination by federal and state authorities. As of December 31, 2018, the earliest tax year that remains subject to examination by the federal and state jurisdictions under the statute of limitations is the tax year ended December 31, 2015.

Subsequent Events

Management has evaluated all subsequent events through April 17, 2019, the date the financial statements were available to be issued, and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

3.	Investments in Securities

The Fund invests primarily in non-agency mortgaged backed securities (“MBS”). These are securities collateralized by pools of residential mortgages which are not insured by government sponsored enterprises (“GSEs”) or government agencies, including the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Government National Mortgage Association. Most of the mortgages underlying the non-agency MBS are non-conforming (not eligible for GSE or agency purchase). The underlying mortgages can be non-conforming for a variety of reasons, including loan size above GSE limits, incomplete documentation of assets or income, excessive borrower debt-to-income ratio (as defined by the GSEs), or unusual loan terms for which GSEs have not established programs.

The MBS invested in by the Fund have a wide variety of payment characteristics and preferences. In addition, the interest rates can be fixed or floating. Each MBS will have specified preference for payment within a given cash flow stream. Most of the Fund’s MBS investments are the super-senior or senior tier of a senior-subordinate credit structure, they have floating interest rates, and the underlying collateral is primarily adjustable-rate mortgages. The maturity date of an MBS corresponds to the maturity dates of the underlying mortgage pool. However, the expected life of the MBS is generally shorter than the maturity date, because of anticipated prepayments in the underlying mortgage pool.

4.	Fair Value Measurements

The Fund’s assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Fund’s policies.

LONG TERM INSURED CREDIT FUND, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

4.	Fair Value Measurements – continued

The following table presents information about the Fund’s investments in securities measured at fair value as of December 31, 2018:

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mortgage backed securities	$—	$—	$20,105,155	$20,105,155
Auction Rate Bonds	—	—	3,000,000	3,000,000
Municipal Bonds	—	—	328,800	328,800
Limited Liability Company	—	—	2,662	2,662
Total Investments	$—	$—	$23,436,617	$23,436,617

Both observable and unobservable inputs were used to determine the fair value of the Fund’s investments in securities. As a result, the unrealized gains and losses on investments in securities include changes in fair value that were attributable to both observable inputs (such as, changes in current market interest rates, transaction activity, market yield on related securities) and unobservable inputs (such as, anticipated changes in market interest rates or prepayment speeds).

Changes in Level 3 assets measured at fair value for the year ended December 31, 2018 are summarized as follows:

	Amortized Cost	Fair Value

Balance at January 1, 2018	$15,954,235	$21,333,536
Securities purchased	6,750,245	6,750,245
Proceeds from sale of securities	(1,385,771)	(1,385,771)
Principal and interest payments received	(6,277,287)	(6,277,287)
Accrual of interest income	1,165,398	1,165,398
Net change in unrealized gains and losses	—	607,124
Net realized gains and losses	1,243,372	1,243,372
Balance at December 31, 2018	$17,450,192	$23,436,617

The change in unrealized gains and losses is reported in the statement of operations.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

5.	Partners’ Capital

With the consent of the general partner, limited partners may be admitted to the Fund on the first day of each calendar month and at such other times as the general partner will, in its sole discretion, permit.

Profits and losses for each accounting period are allocated to the partners in proportion to their capital accounts at the beginning of the period.

Upon 45 days’ prior written notice to the Fund, any limited partner may withdraw all or any part of his capital account on the last business day of the calendar quarter occurring on or after the first anniversary of such limited partner’s investment in the Fund, and on the last business day of each calendar quarter thereafter. The general partner may waive any provision relating to withdrawals if it determines that such waiver will not adversely affect the Fund. Limited partners who make partial or entire withdrawals of their capital account will be paid as promptly as reasonably practicable, generally within 30 days. Withdrawals are subject to retention by the Fund of a reserve, in such amount as the general partner will determine, in its sole discretion, for Fund liabilities and contingencies, or as deemed appropriate by the general partner pending completion of the next year-end audit.

The general partner may withdraw all or any part of its capital account on the last day of each quarter. Notwithstanding the foregoing, the general partner will not make a withdrawal to the extent that the withdrawal would reduce its capital account balance below the lesser of $100,000 or 1% of the total capital of the Fund.

6.	Related Party Transactions

Management Fees

The general partner receives a quarterly management fee calculated at an annual rate based upon the applicable percentage of each limited partner’s capital account. The annual rate of the management fee is 1.5% for limited partners with an investment of less than one million dollars and 1.0% for limited partners with an investment of one million dollars or more. The management fee will be paid quarterly in arrears based on the value of each partner’s capital account as of the first day of such calendar quarter (adjusted for contributions and withdrawals made during the quarter). The management fee will be prorated for any period that is less than a full calendar quarter. The general partner, in its sole discretion, may waive or reduce the management fee with respect to any limited partner. Management fees were $218,364 in 2018.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

6.	Related Party Transactions – continued

Management Fees (continued)

During the year, management fees due to the general partner were credited to the general partner’s capital account rather than being paid in cash, as summarized below:

	Balance		Credited	Balance
	Dec. 31,	Fees	To	Dec. 31,
	2017	Earned	Capital	2018

Accrued management fees	$49,655	$218,364	$(210,785)	$57,234

Limited Partner Interests Held by Related Parties

One of the managing members of the general partner, Eric S. Meyer, and two other principals have invested in the Fund as limited partners. Collectively their investment in the Fund represents approximately 50% of total limited partner interests at December 31, 2018. Limited partners related to Eric S. Meyer have also invested in the Fund and their investment in the Fund represents 33% of total limited partner interests at December 31, 2018.

Investment in Long Term Insured Credit Fund, LLC

During 2018 the Fund made a commitment and invested $3 million into Long Term Insured Credit Fund, LLC (“LTIC”). LTIC is managed by ESM Management LLC. Four of the principals of ESM Management LLC, collectively, committed and invested $2 million in LTIC. Members of LTIC do not have the right to withdraw any portion of their capital accounts or terminate their capital commitments before the commitments expired on December 31, 2018. Management’s plan was to use LTIC’s capital to purchase a portfolio of auction rate bonds before the end of 2018.

LTIC was unable to execute the purchase of the auction rate bond portfolio as planned. In December 2018, LTIC returned the capital contributions to all of its investors. The members of LTIC agreed to reduce the amount of their capital commitments by 37% and to extend the commitment through June 30, 2019, while LTIC’s management continued to explore potential investments. The Fund had a capital commitment to LTIC as of December 31, 2018 of $2,010,000, subject to call through June 30, 2019.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

6.	Related Party Transactions – continued

Investment in Long Term Insured Credit Fund, LLC (continued)

LTIC has proposed extending commitments further until June 30, 2019 and to extend in a similar fashion on a quarterly basis going forward. The members have the option of extending their commitments and amending the commitment amounts. The Fund has agreed to extend its commitment.

The Fund had net income from its investment in LTIC of $2,662 which is included in realized gains and losses on the statement of operations, and its capital balance at December 31, 2018 was $2,662. The Fund had a capital commitment to LTIC as of December 31, 2018 of $2,010,000, subject to call through March 31, 2019.

7.	Credit and Market Risk

The securities in the Fund’s portfolio are subject to both credit and market risks. The Fund purchases securities at a discount from face value based on estimated future payment streams from the underlying collateral mortgages which may be insufficient to pay the entire principal and interest specified by the security terms. The credit risk is that the actual future payments will be lower than the estimates, reducing the return on the securities and their fair value. The portfolio is subject to the risk that the market for MBS may fluctuate, based on the availability of mortgage credit, changes in interest rates, and changes in the shape of the yield curve.

Additionally, market conditions may require more or less yield relative to United States Treasury securities in order to induce buyers to enter this market segment.

Cash deposited with the broker is not insured by the Federal Deposit Insurance Corporation and is subject to credit risk if the broker becomes unable to fulfill its contract obligations.

LONG TERM INSURED CREDIT FUND, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

8.	Financial Highlights

Financial highlights for limited partner interests for the years ended December 31, 2014 through 2018 are shown below.

	2018	2017	2016	2015	2014

Total Return	11.28%	15.95%	4.08%	3.87%	10.22%

Ratio to Average Net Assets:

Expenses	1.10%	1.30%	1.20%	1.16%	1.18%

Net Investment Income	3.50%	3.60%	4.40%	4.72%	5.09%

Portfolio Turnover	6%	8%	4%	13%	1%

Ratios are calculated for the limited partner class taken as a whole. An individual limited partner’s return may vary based on timing of capital transactions, and on the rate of management fees charged.

ESM FUND I, L.P.
SCHEDULE OF INVESTMENTS
DECEMBER 31, 2018

		Effective	Stated	Remaining		Percentage
Face		Interest	Maturity	Principal		of Net
Amount	Securities	Rate	Date	Balance	Fair Value	Assets
$ 000		%		$	$

Investments in Securities, at fair value

Mortgage backed securities

20,140	AFC Mortgage Loan Asset Backed Certificates 1998-3 Series 1998-3 CL 1A-2	3.04	09/22/28	97,429	87,765
1,700	ADJUSTABLE Rate MTG 2005-10 Series 2005-10 CL 1-A-l	4.23	01/25/36	160,859	144,774
8,502	ADJUSTABLE Rate MTG 2005-10 Series 2005-10 CL 6-A-l	3.05	01/25/36	294,964	262,518
150	Aegis Asset Backed Securities Trust Series 2004-6 CL M2	3.51	03/25/35	85,070	77,414
8,500	American Home Mortgage 2004-4 Series 2004-4 CL VII-A	2.71	09/25/30	34,238	30,472
527	American Home Mortgage 2005-2 Series 2005-2 CL V-A-4D	5.33	09/25/35	269,888	237,752
21,000	American Home Mortgage Series 2006-2 CL III-A1	2.73	06/25/36	450,047	81,008
800	Asset Backed Securities Corporation Home Equity Loan Trust Series 2007-HE2 CL A2	2.59	05/25/37	9,908	6,044
3,400	Banc of America Fund Co Series 2005-E CL 8-A-l	2.51	06/20/35	273,532	186,290
11,500	Banc of America Mortgage Securities, Inc. A TR Series 2002-L CL 2-A-l	5.00	12/25/32	11,181	10,627
1,230	Bear Steams ALT-A 2006-3 Series 2006-3 CL III3A1	3.96	05/25/36	198,373	158,952
1,300	Bear Steams Series 2006-SD3 CL II-1A1	4.24	07/25/36	137,105	128,951
220	Bear Steams Alt A Trust Series 2007-1 CL I-A-l	-	09/25/47	65,331	48,438
1,000	Bear Steams ABS TR Series 2006-SD4 CL 3A-1	3.03	10/25/36	397,840	139,562
400	Bear Steams Asset Backed Securities Trust Series 2007-SD1 CL II-2A1	3.56	10/25/36	117,967	76,853
3,762	Bear Steams Mortage Securities 1997-6 Series 1997-6 CL B-2	6.20	03/25/31	99,846	89,942
7,000	Bella Vista Mortage Trust Series 2005-1 CL II-A	3.04	02/22/35	59,743	54,964
1,140	CRD BASED ASSET Series VICING&SEC Series 2006-CB2 CL AF-4	3.46	12/25/36	348,495	247,432

ESM FUND I, L.P.
SCHEDULE OF INVESTMENTS
DECEMBER 31, 2018

		Effective	Stated	Remaining		Percentage
Face		Interest	Maturity	Principal		of Net
Amount	Securities	Rate	Date	Balance	Fair Value	Assets
$ 000		%		$	$

Mortgage backed securities - continued

400	CitiMortgage Alternative Loan TRSeries 2007-A1 CL IA-1	6.00	01/25/37	38,274	32,574
285	Countrywide Asset-Backed Certificate Trust Series 2006-11 CL l-AF-3	4.30	12/25/31	25,961	30,543
4,200	Countrywide Asset-Backed Certificate Trust Series 2002-S3 CL M2	5.09	05/25/32	14,084	12,676
5,000	CWABS Revolving HEQ 2004-J Series 2004-J CL 2-A	2.75	12/15/33	41,596	39,100
2,000	Countrywide Alternative Loan Trust 2005-17 Series 2005-17 CL l-A-2	3.07	07/25/35	163,021	99,443
1,585	Countrywide Home Equity Loan Trust Series 2006-I CL 1-A	2.60	01/15/37	136,049	126,608
100	Countrywide Home Loans Series 2004-25 CL l-A-2	3.29	02/25/35	5,655	4,693
300	Countrywide Home Loans Series 2005-7 CL 2-A-2	3.23	03/25/35	5,977	2,241
300	Countrywide Home Loans Series 2005-11 CL 4-A-2	3.15	04/25/35	7,850	3,375
115	Carrington Mortgage Loan Trust Series 2006-NC5 CL A-5	2.57	01/25/37	11,101	9,658
1,900	Centex Home Equity Loan Trust 2004-C Series 2004-C CL M-2	3.30	06/25/34	229,086	208,468
1,000	Centex Home Equity Loan Trust 2004-D Series 2004. D CL MF-2	5.56	09/25/34	332,914	307,946
1,100	Contimortgage Home Equity Loan Trust 97-4 Series 1997-4 CL B	7.33	10/15/28	48,403	96,805
3,231	Credit Suisse First Boston Mortgage 2002-AR31 Series 2002-AR31 CL C-B-1	4.55	11/25/32	129,883	117,000
2,560	Home Equity Mortgage Trust Series 2004-1 CL B	5.01	06/25/34	82,043	153,260
125	Countrywide Asset Backed Certificates Trust Series 2006-13 CL l-AF-3	4.42	05/25/33	16,016	15,857
4,250	CWHEQ, Inc. Home Equity Loan Trust 2006-S4 Series 2006-S4 CL A-6	5.83	07/25/34	46,857	46,393
2,220	DSLA Mortgage Loan Trust Series 2004-AR1 CL A-2A	3.29	09/19/44	82,124	75,554

ESM FUND I, L.P.
SCHEDULE OF INVESTMENTS
DECEMBER 31, 2018

		Effective	Stated	Remaining		Percentage
Face		Interest	Maturity	Principal		of Net
Amount	Securities	Rate	Date	Balance	Fair Value	Assets
$ 000		%		$	$

Mortgage backed securities - continued

20,000	Delta Funding Home Equity Loan Trust Series 1995-2 CL A-5	7.10	01/25/27	43,456	41,283
1,000	Deutsche Alt-B Securities Mortgage Loan Trust Series 2006-AB2 CL A-3	5.31	06/25/36	337,730	297,516
448	Deutsche Mortgage Securities Inc Series 2004-1 CL B-2	5.50	09/25/33	72,713	64,055
1,510	Equity One ABS, Inc. Series 2004-2 CL M-l	4.82	07/25/34	163,343	155,176
706	First Horizon Mortgage Trust Series 2000-H CL IV-B-2	4.23	05/25/30	48,236	38,589
1,000	First Mortgage Horizon Alternative Mortgage Securities Trust Series 2005-AA1 CL I-A-l	3.96	03/25/35	68,542	56,205
69	Fremont Home Loan Trust Series 2005-A Cl M3	3.24	01/25/35	68,938	62,100
1,000	GMACM Home Equity Trust Series 2005-HE1 Cl A1VN	3.01	08/25/35	31,361	42,414
1,874	GSR Mortgage Loan Trust Series 06-Arl Cl B1	3.80	01/25/36	—	—
125,000	Ginnie Mae interest only Gnr 2013-141 Ia	0.26	06/16/40	—	444,094
18,000	Ginnie Mae interest only Gnr 2013-43 Io	0.45	08/16/48	—	178,105
1,365	GreenPoint Manufactued Housing Credit Trust Series 2001-2 Cl I-A-2	5.82	02/20/32	1,365,000	1,365,000
22,170	GreenPoint Mortgage Funding Trust Series 2005-Ar4 Cl I-A-l	3.03	10/25/45	862,287	801,927
5,972	GreenPoint Mortgage Funding Trust Series 2005-Ar4 Cl GivalB	2.71	10/25/45	697,488	585,890
1,710	GreenPoint Mortgage Funding Trust Series 2005-Ar5 Cl Iii-Al	3.07	11/25/45	337,542	270,033
430	GreenPoint Mortgage Funding Trust Series 2006-Ar3 Cl Iv-A-I	2.72	04/25/36	113,335	96,335
300	Harborview Mortgage Loan Trust Series 2005-1 Cl 2-A1B	3.13	03/19/35	10,362	6,217
337	Harborview Mortgage Loan Trust Series 2005-8 Cl 1-A2A	2.96	09/19/35	47,595	40,455
7,575	Harborview Mortgage Loan Trust Series 2005-14 Cl 2-A-1A	4.73	12/19/35	183,580	174.484
688	Home Equity Mortgage Trust Series 2007-1 Cl A-l	2.85	05/25/37	29,741	27,086

ESM FUND I, L.P.
SCHEDULE OF INVESTMENTS
DECEMBER 31, 2018

		Effective	Stated	Remaining		Percentage
Face		Interest	Maturity	Principal		of Net
Amount	Securities	Rate	Date	Balance	Fair Value	Assets
$ 000		%		$	$

Mortgage backed securities - continued

2,000	Impac CMB Trust Series 2003-8 Cl 2-M-2	5.13	10/25/33	12,571	11,948
3,640	Impac CMB Trust Series 2003-8 Cl 2-B-l	7.01	10/25/33	22,888	22,661
4,000	Impac CMB Trust Series 2003-11 Cl 2-B-l	7.01	10/25/33	118,059	116,890
490	IndyMac INDX Mortgage Trust Series 2005-AR2 Cl 2-A-l	4.60	01/25/36	59,256	53,967
1,447	IndyMac INDX Mortgage Loan Trust Series 05-A1 C1B1	7.66	11/25/35	—	—
4,605	Lehman XS Trust Series 2006-10N Cl 2-A1	2.63	05/25/36	742,437	623,647
630	Lehman XS Trust Series 2006-8 Cl 3-A3	5.01	06/25/36	158,761	144,591
2,055	Lehman XS Trust Series 2007-5H Cl 3-A4	3.27	05/25/37	210,501	168,401
5,440	MASTR Adjustable Rate Mortgage Trust Series 2006-0a2 Cl 1-A-l	—	12/25/46	1,243,782	1,713,488
11,631	MASTR Adjustable Rate Mortgage Trust Series 2006-Oa2 Cl l-A-2	0.95	12/25/46	—	—
23,164	MASTR Adjustable Rate Mortgage Trust Series 06-0A2 Cl 3A2	2.51	12/25/46	—	—
6,115	MASTR Adjustable Rate Mortgage Trust Series 2006-Oa2 Cl 4-A-1A	2.90	12/25/46	1,198,759	1,766,934
3,930	MASTR Adjustable Rate Mortgage Trust Series 2006-Oa2 Cl 4-A-IB	3.25	12/25/46	768,919	1,133,680
275	MASTR Adjustable Rate Mortgage Trust Series 2007-1 Cl I-2A1	2.67	01/25/47	75,399	73,137
12,351	MASTR Adjustable Rate Mortgage Trust Series 2007-3 Cl 2-2A2	2.72	05/25/47	315,820	1,593,310
300	MASTR Adjustable RateMortgage Trust Series 2007-3 Cl 2-2A5	2.85	05/25/47	191,419	172,277
500	Ml Mtg Investors 2005-A3 Series 2005-A3 Cl A-l	2.86	04/25/35	12,853	12,210
225	Morgan Stanley Mortgage Loan Trust Series 2006-16Ax Cl 2-A-2	2.68	11/25/36	127,970	48,679
3,030	Morgan Stanley Mortgage Loan Trust Series 2006-7 Cl 1-A	5.00	06/25/21	26,845	23,115
75	Morgan Stanley Capital Series 2007-He4 Cl A-2A	2.62	02/25/37	2,493	947
2,825	Novastar Mortgage Series 2006-Mtal Cl 2A-1A	2.70	09/25/46	352,372	303,040

ESM FUND I, L.P.
SCHEDULE OF INVESTMENTS
DECEMBER 31, 2018

		Effective	Stated	Remaining		Percentage
Face		Interest	Maturity	Principal		of Net
Amount	Securities	Rate	Date	Balance	Fair Value	Assets
$000		%		$	$

Mortgage backed securities - continued

730	Option One Mortgage Loan Trust Series 2007-Fxd2 Cl Ii-A-5	6.10	03/25/37	412,531	379,529
845	Popular ABS Mortgage Pass-Thru Trust Series 2005-6 Cl A-3	3.84	01/25/36	34,747	34,052
750	Residential Accredit Loans Inc. Series 2006-QS12 Cl IIA-11	5.00	09/25/36	125,380	105,461
1,250	Residential Accredit Loan Inc. Series 2006-QS10 Cl	6.00	08/25/36	175,688	145,821
1,800	Residential Accredit Loans Inc. Series 2005-QA3 Cl NB-II	4.24	03/25/35	88,308	81,303
5,000	Residential Accredit Loans Inc. Series 2005-QA3 Cl NB-IV	3.95	03/25/35	136,523	43,783
2,238	Residential Accredit Loans Inc. Series 2005-QA6 Cl NB-II3	4.41	05/25/35	236,151	177,446
1,800	Residential Accredit Loans Inc. Series 2004-QA6 Cl NB-IV	4.58	12/26/34	146,004	125,715
682	Residential Accredit Loans Inc. Series 2006-QA1 Cl AIII-1	5.36	01/25/36	63,273	53,149
1,500	Residential Accredit Loans Inc. Series 2006-QA2 Cl III-A1	5.71	02/25/36	249,256	212,138
1,000	Residential Funding Mortgage, Series 2005-SA2 Cl III-A2	4.15	06/25/35	48,273	45,860
1,900	Saco I Trust Series 2005-Wm2 Cl M 1	3.33	07/25/35	212,762	576,002
200	Saco I Trust Series 2005-9 Cl M 1	3.20	12/25/35	74,678	183,187
7,000	Saco I Trust Series 2006-6 Cl A	2.77	06/25/36	258,118	245,329
25,000	Salomon Brothers Mortgage Secs 97-Hud2 Series 1997-Hud2 Cl A-Wac	0.41	07/25/24	243,619	189,135
1,100	Sequoia Mortgage Trust Series 2007-1 Cl 3-A1	4.22	01/20/47	150,860	132,757
9,750	Structure Adjustable Rate Mortgage Loan Trust Series 2005-22 Cl 1-A1	3.33	12/25/35	—	—
15,878	Structured Asset Securities Corporation Mortgage Pass Through Certificates Series 2002-14A Cl 2-A1	3.37	07/25/32	3,985	3,788
1,300	Structured Asset Mortgage Investments II Trust Series 2006-Ar2 Cl A-l	2.74	02/25/36	257,847	232.062
300	Structured Asset Mortgage Investments II Trust Series 2006-Ar5 Cl 2-A-l	2.72	05/25/36	64,701	52,408
2,500	Structured Asset Mortgage Investments II Trust Series 2006-Ar3 Cl Ii-2A1	3.82	05/25/36	213,752	160,615
600	Structured Asset Mortgage Investments II Trust Series 2006-Ar6 Cl I-A-3	2.70	07/25/36	104,869	73,408

ESM FUND I, L.P.
SCHEDULE OF INVESTMENTS
DECEMBER 31, 2018

		Effective	Stated	Remaining		Percentage
Face		Interest	Maturity	Principal		of Net
Amount	Securities	Rate	Date	Balance	Fair Value	Assets
$ 000		%		$	$

3,115	Wachovia Mortgage Loan Trust LLC Series 2006-A Cl 1-A-l	4.01	05/20/36	380,050	349,905
4,743	Washington Mutual Mortgage Securities Corporation Series 2002-Ar9 Cl I-B-l	3.33	08/25/42	165,519	140,871
22,400	Washington Mutual Mortgage Securities Corporation 2003-Arl Series 2003-Arl Cl Ii-A	3.69	02/25/33	26,286	24,984
75	Washington Mutual Mortgage Pass-Through Certificates Series 2006-Arl Cl A-1A	2.76	02/25/36	13,640	10,503
300	Washington Mutual Mortgage Pass-Through Certificates Series 2006-Ar5 Cl 3A	2.99	07/25/46	72,523	48,590
460	Washington Mutual Mortgage Pass-Through Certificates Series 2006-Ar8 Cl 2A	2.77	10/25/46	88,355	69,917
413	Wells Fargo Asset Securities Mortgage Pass-Through Certificates Series 2003-I Cl B-2	4.44	09/25/33	42,562	25,599
Total mortgage backed securities (Amortized cost $14,255,687)				18,741,323	20,105,155	73.8%

Reinsurance Bonds

5,000	Ballantyne RE PLC 2006-1 A-3 (Amortized cost $2,949,520)	—	05/02/36	5,000,000	3,000,000	11.0%

Municipal Bonds

685	Puerto Rico Commonwealth Highway Series A B/E /R/ Defaulted (Amortized cost $242,326)	5.25	07/01/23	683,290	328,800	1.2%
Limited Liability Companies

	Long Term Insured Credit Fund, LLC (Cost $2,659)				2,662	0.0%

Investments in Securities, at Fair Value (Amortized cost $17,450,192)				$24,424,613	$23,436,617	86.0%

The Fund’s portfolio of mortgage backed securities is collateralized by pools of residential mortgages with average nominal interest rates ranging from 0.26% to 7.66%, and stated maturities ranging from 2021 to 2048. At December 31, 2018. approximately 76% of the investments are floating rate bonds. The remainder are either fixed or hybrid rate bonds. Approximately 82% of the portfolio is invested in senior, super senior or senior mezzanine bonds (i.e. the highest or second highest bonds in the capital structure of a given deal). The range of interest rates used for recognizing interest income was 3.75% to 37.6% during 2018. The period over which the securities will be generating cash is expected to be substantially shorter than the stated maturities.

ESM FUND I, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

ESM FUND I, L.P.
FINANCIAL STATEMENTS
DECEMBER 31, 2017

CONTENTS

Report of Independent Auditors	1-2

Financial Statements

Statement of Financial Condition	3

Statement of Operations	4

Statement of Changes in Partners’ Capital	5

Statement of Cash Flows	6

Notes to Financial Statements	7-15

Condensed Schedule of Investments	16

Sandler & Company, P.C. Certified Public Accountants and Advisors 144 Gould Street, Suite 204, Needham, MA 02494	Tel. (781) 455-1480 Fax. (781) 455-6239 www.sandlercpa.com

Report of Independent Auditors

To the Managing Members

ESM Management LLC

Newton, Massachusetts

We have audited the accompanying financial statements of ESM Fund I, L.P., which comprise the statement of financial condition, including the condensed schedule of investments, as of December 31, 2017, and the related statements of operations, changes in partners’ capital, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Massachusetts     |     California     |     Cayman Islands     |     New York

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ESM Fund I, L.P. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Needham, Massachusetts
April 27, 2018

ESM FUND I, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Investments in securities, at fair value (amortized cost $15,954,235)	$21,333,536
Deposits with broker	1,986,437
Cash at bank	969,478
Principal and interest payments due	66,472

Total assets	$24,355,923

LIABILITIES AND PARTNERS’ CAPITAL

Liabilities:
Accounts payable and accrued expenses	$32,600
Accrued management fees	49,655
Withdrawal payable	3,832

Total liabilities	86,087

Partners’ capital	24,269,836

Total liabilities and partners’ capital	$24,355,923

The accompanying notes are an integral part of these financial statements.

ESM FUND I, L.P.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

Investment income - interest	$1,112,792

Expenses:
Management fees	206,689
Legal fees	42,695
Audit fees	19,500
Administrator fees	14,400
Other expenses	33

Total expenses	283,317

Net investment income	829,475

Realized and unrealized gains and losses on investments:
Net realized gains and losses	1,399,406
Net change in unrealized gains and losses	1,147,230

Net realized and unrealized gains and losses on investments	2,546,636

Net increase in partners’ capital resulting from operations	$3,376,111

The accompanying notes are an integral part of these financial statements.

ESM FUND I, L.P.
STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
YEAR ENDED DECEMBER 31, 2017

		General	Limited
	Total	Partner	Partners

Partners’ capital at December 31, 2016	$21,137,884	$1,154,215	$19,983,669

Capital contributions	507,380	207,380	300,000

Capital withdrawals	(751,539)	—	(751,539)

Net increase in partners’ capital from operations	3,376,111	218,852	3,157,259

Partners’ capital at December 31, 2017	$24,269,836	$1,580,447	$22,689,389

The accompanying notes are an integral part of these financial statements.

ESM FUND I, L.P.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:
Net increase in partners’ capital resulting from operations	$3,376,111
Adjustments to reconcile net increase in partners’ capital resulting from operations to net cash provided by operating activities:
Net change in unrealized gains and losses	(1,147,230)
Net Changes in operating assets and liabilities:
Deposits with broker	(1,154,900)
Cost of investments in securities	19,539
Principal and interest payments due	(38,984)
Accounts payable and accrued expenses	1,700
Accrued management fees	(691)
Total adjustments	(2,320,566)

Net cash provided by operating activities	1,055,545

Cash flows from financing activities:
Capital contributions received	507,380
Partner withdrawals paid	(753,741)

Net cash used by financing activities	(246,361)

Net increase in cash	809,184

Cash at beginning of period	160,294

Cash at end of period	$969,478

The Fund records interest income on the accrual basis, with corresponding increase to the amortized cost basis of the securities. Cash collected from borrowers is applied to reduce amortized cost of securities, with no separate accounting for cash applied to accrued interest or to principal. Total cash collected from borrowers during the year exceeded the $1,112,792 amount of interest income accrued during the year.

The accompanying notes are an integral part of these financial statements.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1.	Nature of Operations

ESM Fund I, L.P. (the “Fund”) was organized as a limited partnership in 2009, pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act. Limited partnership interests are sold on a continuing basis through private offerings to institutional investors as well as selected high net-worth individuals.

The investment objective of the Fund is to provide capital appreciation by investing primarily in non-agency residential mortgage backed securities (“MBS”), taking advantage of perceived mis-pricings within the market, particularly those which were originally rated AAA. Non-agency MBS are securities backed by pools of residential mortgages which are not insured by government sponsored enterprises or agencies.

The Fund’s general partner is ESM Management LLC, a Delaware limited liability company. The managing members of the general partner are Eric S. Meyer and William R. Van de Water, who are responsible for making all investment decisions on behalf of the Fund.

The Fund is not required to register with the Securities Exchange Commission as an investment company because it has fewer than 100 investors.

2.	Significant Accounting Policies

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the general partner to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

2.	Significant Accounting Policies – continued

Cash at Bank and Deposits with Broker

Cash in banks consists of checking accounts which are available for withdrawal at any time.

Deposits with broker include money market funds at the Fund’s broker that are available for immediate withdrawal. Deposits with broker are not considered to be cash for purposes of the statement of cash flows.

Valuation of Investments

The Fund values investments in securities at fair value. The value for less actively traded MBS, representing substantially the entire portfolio, is determined by the Fund’s management using analytical tools on observable inputs such as relative value to other securities, yield analysis and reviewing recent transactions of comparable securities between willing market participants while adjusting for changes in current market conditions. In each analysis, items such as prevailing interest rates, forward yield curve, prepayment speeds, probable outcomes, and, if available, recent market transactions or negotiations related to similar or comparable securities are considered for reasonableness. These estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Fair Value

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between willing market participants at the measurement date. In determining fair value, the Fund uses various valuation approaches. A hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Fund. Unobservable inputs reflect the Fund’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

2.	Significant Accounting Policies – continued

Fair Value (continued)

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Fund has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on one or more of the following: quoted prices in active markets for securities which are not identical to those being valued; quoted prices for securities in markets which are not active; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Determination of Level 3 valuations requires a significant amount of judgment by management. The Fund’s investments are valued using both Level 2 and Level 3 inputs. Because the Level 3 inputs are significant to the overall fair value measurement, all of the Fund’s investments are classified as Level 3 valuations.

Investment Transactions and Related Income

All MBS held by the Fund currently have been purchased at a discount from the face amount. At the time of purchase, the Fund estimates the amount and timing of cash which will be received from a particular security over its expected repayment period, including both interest and principal payments. The estimate includes the effects of expected defaults, liquidation losses, and prepayments in the underlying portfolio of mortgage loans. An interest rate is determined which equates the expected future cash flows with the purchase price. Interest income is recognized during each accounting period by accruing interest using the interest rate determined as above, multiplied by the amortized cost of the security. All cash received from the security is applied to reduce the amortized cost, including payments designated by the servicing agent as interest and as principal. The balance of amortized cost thus represents the original purchase price, plus all accrued interest, minus all cash received from a security. Interest rates used in accruing interest income may be adjusted if the estimates of future cash flows change.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

2.	Significant Accounting Policies – continued

Investment Transactions and Related Income (continued)

Securities are adjusted to fair value at the end of each accounting period. The difference between the fair value and the amortized cost is treated as unrealized gains and losses. Changes in unrealized gains and losses are recognized in income. If a security is sold, the difference between the proceeds and the amortized cost is treated as a realized gain or loss.

Income Taxes

The Fund prepares U.S. and state partnership tax returns and reports to the partners their allocable shares of the Fund’s income, expenses, and trading gains or losses. No provision for income taxes has been made in these financial statements because each partner is individually responsible for reporting income or loss based on its respective share of the Fund’s income and expenses as reported for income tax purposes.

The Partnership recognizes unrealized gains and losses on investments for financial statement purposes but not for income tax purposes. The difference between the Partnership’s basis in its assets and liabilities for financial statement and for income tax purposes is the net unrealized gains and losses on investments.

The Fund files tax returns as prescribed by the laws of the jurisdiction in which it operates. In the normal course of business, the Fund is subject to examination by federal and state authorities. As of December 31, 2017, the earliest tax year that remains subject to examination by the federal and state jurisdictions under the statute of limitations is the tax year ended December 31, 2014.

Subsequent Events

Management has evaluated all subsequent events through April 27, 2018, the date the financial statements were available to be issued, and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

3.	Investments in Securities

The Fund invests primarily in non-agency mortgaged backed securities (“MBS”). These are securities collateralized by pools of residential mortgages which are not insured by government sponsored enterprises (“GSEs”) or government agencies, including the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Government National Mortgage Association. Most of the mortgages underlying the non-agency MBS are nonconforming (not eligible for GSE or agency purchase). The underlying mortgages can be nonconforming for a variety of reasons, including loan size above GSE limits, incomplete documentation of assets or income, excessive borrower debt-to-income ratio (as defined by the GSEs), or unusual loan terms for which GSEs have not established programs.

The MBS invested in by the Fund have a wide variety of payment characteristics and preferences. In addition, the interest rates can be fixed or floating. Each MBS will have specified preference for payment within a given cash flow stream. Most of the Fund’s MBS investments are the super-senior or senior tier of a senior-subordinate credit structure, they have floating interest rates, and the underlying collateral is primarily adjustable-rate mortgages. The maturity date of an MBS corresponds to the maturity dates of the underlying mortgage pool. However, the expected life of the MBS is generally shorter than the maturity date, because of anticipated prepayments in the underlying mortgage pool.

The securities in the Fund’s portfolio are subject to both credit and market risks. The Fund purchases securities at a discount from face value based on estimated future payment streams from the underlying collateral mortgages which may be insufficient to pay the entire principal and interest specified by the security terms. The credit risk is that the actual future payments will be lower than the estimates, reducing the return on the securities and their fair value. The portfolio is subject to the risk that the market for MBS may fluctuate, based on the availability of mortgage credit, changes in interest rates, and changes in the shape of the yield curve. Additionally, market conditions may require more or less yield relative to United States Treasury securities in order to induce buyers to enter this market segment.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

4.	Fair Value Measurements

The Fund’s assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Fund’s policies.

The following table presents information about the Fund’s investments in securities measured at fair value as of December 31, 2017:

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mortgage backed securities	$—	$—	$21,333,536	$21,333,536

Both observable and unobservable inputs were used to determine the Fund’s investments in securities. As a result, the unrealized gains and losses on investments in securities include changes in fair value that were attributable to both observable (e.g., changes in current market interest rates, transaction activity, market yield on related securities) and unobservable (e.g., anticipated changes in market interest rates or prepayment speeds) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2017 are summarized as follows:

	Amortized Cost	Fair Value

Balance at January 1, 2017	$15,973,774	$20,205,845
Securities purchased	4,190,114	4,190,114
Proceeds from sale of securities	(1,563,998)	(1,563,998)
Principal and interest payments received	(5,144,434)	(5,144,434)
Accrual of interest income	1,099,373	1,099,373
Net change in unrealized gains and losses	—	1,147,230
Net realized gains and losses	1,399,406	1,399,406
Balance at December 31, 2017	$15,954,235	$21,333,536

The change in unrealized gains and losses is reported in the statement of operations.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

5.	Partners’ Capital

With the consent of the general partner, limited partners may be admitted to the Fund on the first day of each calendar month and at such other times as the general partner will, in its sole discretion, permit. The general partner may admit additional general partners (i) as of the first day of any calendar quarter upon 75 days’ prior written notice to all limited partners, (ii) at any time with the consent of the majority in interest of the limited partners or (iii) at any time if such additional general partners are affiliates of the general partner or are entities controlled by Eric S. Meyer, one of the managing members of the general partner.

Profits and losses for each accounting period are allocated to the partners in proportion to their capital accounts at the beginning of the period.

Upon 45 days’ prior written notice to the Fund, any limited partner may withdraw all or any part of his capital account on the last business day of the calendar quarter occurring on or after the first anniversary of such limited partner’s investment in the Fund, and on the last business day of each calendar quarter thereafter. The general partner may waive any provision relating to withdrawals if it determines that such waiver will not adversely affect the Fund. The general partner may withdraw all or any part of its capital account on the last day of each quarter. Notwithstanding the foregoing, the general partner will not make a withdrawal to the extent that the withdrawal would reduce its capital account balance below the lesser of $100,000 or 1% of the total capital of the Fund.

Limited partners who make partial or entire withdrawals of their capital account will be paid as promptly as reasonably practicable, generally within 30 days. Withdrawals are subject to retention by the Fund of a reserve, in such amount as the general partner will determine, in its sole discretion, for Fund liabilities and contingencies, or as deemed appropriate by the general partner pending completion of the next year-end audit.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

6.	Related Party Transactions

The general partner receives a quarterly management fee calculated at an annual rate based upon the applicable percentage of each partner’s capital account. The annual rate of the management fee is 1.5% for limited partners with an investment of less than one million dollars and 1.0% for limited partners with an investment of one million dollars or more. The management fee will be paid quarterly in arrears based on the value of each partner’s capital account as of the first day of such calendar quarter (adjusted for contributions and withdrawals made during the quarter). The management fee will be prorated for any period that is less than a full calendar quarter. The general partner, in its sole discretion, may waive or reduce the management fee with respect to any limited partner. Management fees were $206,689 in 2017.

During the year, management fees due to the general partner were credited to the general partner’s capital account rather than being paid in cash, as summarized below:

	Balance		Credited	Balance
	Dec. 31,	Fees	To	Dec. 31,
	2016	Earned	Capital	2017

Accrued management fees	$50,346	$206,689	$(207,380)	$49,655

One of the managing members of the general partner, Eric S. Meyer, has invested in the Fund as a limited partner. Eric S. Meyer’s investment in the Fund represents approximately 40% of total limited partner interests at December 31, 2017. Limited partners related to Eric S. Meyer have also invested in the Fund and their investment in the Fund represents 33% of total limited partner interests at December 31, 2017.

ESM FUND I, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

7.	Financial Highlights

Financial highlights for limited partner interests are shown below.

Total Return	15.95%

Ratio to Average Net Assets:

Expenses	1.30%

Net Investment Income	3.60%

Ratios are calculated for the limited partner class taken as a whole. An individual partner’s return may vary based on timing of capital transactions, and on the rate of management fees charged.

ESM FUND I, L.P.
CONDENSED SCHEDULE OF INVESTMENTS
YEAR ENDED DECEMBER 31, 2017

	Remaining		Percentage of
	Principal		Partners’
	Balance	Fair Value	Capital
Investments in Securities, at fair value

Mortgage backed securities, grouped by issuer:
MASTR Adjustable Rate Mortgages Trust	$4,359,484	$4,519,931	18.6%
Greenpoint Mortgage Funding Trust	3,350,596	2,948,411	12.1
Bear Sterns	601,131	1,440,418	5.9
Residential Accredit Lines	2,152,241	1,329,566	5.5
Other	23,405,100	10,941,085	45.1

Total mortgage backed securities (amortized cost $15,710,195)	33,868,552	21,179,411	87.2

Municipal Bonds (amortized cost $244,036)	683,806	154,125	0.6

Investments in Securities, at fair value (amortized cost $15,954,235)	$34,552,358	21,333,536	87.8%

The Fund’s portfolio of mortgage backed securities is collateralized by pools of residential mortgages with average nominal interest rates ranging from 0.28% to 7.66%, and stated maturities ranging from 2021 to 2047. At December 31, 2017, approximately 76% of the investments are floating rate bonds. The remainder are either fixed or hybrid rate bonds. Approximately 82% of the portfolio is invested in senior, super senior or senior mezzanine bonds (i.e. the highest or second highest bonds in the capital structure of a given deal). The range of interest rates used for recognizing interest income was 3.00% to 37.4% during 2017. The period over which the securities will be generating cash is expected to be substantially shorter than the stated maturities.

The accompanying notes are an integral part of these financial statements.